FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 5, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Connecting Markets East & West Consolidated Results of Operations Second quarter, year ending March 2022 (US GAAP) Nomura Holdings, Inc. October 2021 © Nomura

Outline Presentation Financial Supplement    Executive summary (p. 2-3) Consolidated balance sheet (p. 17) Overview of results (p. 4) Value at risk (p. 18) Business segment results (p. 5) Consolidated financial highlights (p. 19) Retail (p. 6-7) Consolidated income (p. 20) Investment Management (p. 8-9) Main revenue items (p. 21)    Wholesale (p. 10-12) Consolidated results: Income (loss) before income taxes by segment and region (p. 22) Non-interest expenses (p. 13) Robust financial position (p. 14) Segment “Other” (p. 23) Funding and liquidity (p. 15) Retail related data (p. 24-27) Investment Management related data (p. 28-29)    Wholesale related data (p. 30)    Number of employees (p. 31)

Executive summary (1/2)

NOMURA

FY2021/22 1H highlights

- **Income before income taxes: Y97.0bn (-63% YoY); Net income[1]: Y51.7bn (-75% YoY); EPS[2]: Y16.25; ROE[3]: 3.8%**
- Three segment income before income taxes of Y92.6bn (-59% YoY)
  - Retail remained roughly unchanged YoY; Brokerage commissions slowed but recurring revenue grew, representing a more resilient revenue mix
  - Investment Management posted strong gains with significant growth in investment gain/loss on the back of investee company IPO
  - Wholesale performance slowed
    - Impacted by additional loss arising from transactions with a US client (Y65.4bn booked in 1Q) and slowdown in Fixed Income revenues due mainly to Macro products (Rates, FX/EM)
    - Investment Banking revenues increased 60% driven by robust M&A and ECM businesses
- Segment Other booked a loss before income taxes of Y0.8bn: Booked a provision of approx. Y39bn in 2Q related to legacy transactions in the Americas from before the global financial crisis (2007 – 2008)
  - On YoY basis, contributions from one-off items[4] declined, while provisions related to legacy transactions increased[5]

Capital policy

- **Half-year dividend per share: Y8**
- **Launched share buyback program** to raise capital efficiency and ensure a flexible capital management policy and to deliver as stock-based compensation
  - Total shares: Upper limit of 80 million shares
  - Total value: Upper limit of Y50bn
  - Period: From November 16, 2021, to March 31, 2022

	FY2021/22 H1	FY2020/21 H1	YoY
Net revenue	Y672.1bn	Y829.7bn	-19%
Income (loss) before income taxes	Y97.0bn	Y265.4bn	-63%
Net income (loss)[1]	Y51.7bn	Y210.2bn	-75%
EPS[2]	Y16.25	Y67.10	-76%
ROE[3]	3.8%	15.6%	

Income (loss) before income taxes: Business segment results	FY2021/22 H1	FY2020/21 H1	YoY
Retail	Y36.0bn	Y37.9bn	-5%
Investment Management	Y59.9bn	Y34.2bn	75%
Wholesale	-Y3.4bn	Y153.3bn	-
Three segment total	Y92.6bn	Y225.5bn	-59%
Other	-Y0.8bn	Y35.7bn	-
Unrealized gain (loss) on investments in equity securities held for operating purposes	Y5.2bn	Y4.3bn	23%
Income (loss) before income taxes	Y97.0bn	Y265.4bn	-63%

1. *Net income (loss) attributable to Nomura Holdings shareholders.* 2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*
4. *FY20/21 1H includes gain related to approval to convert rights in Nihonbashi redevelopment project (Y71.1bn), FY21/22 1H includes gain on sales of Nomura Research Institute (Y36.2bn).*
5. *Booked approx. Y24bn in FY2020/21 1H and approx. Y40bn in FY2021/22 1H.*

2

Executive summary (2/2)

NOMURA

FY2021/22 2Q highlights

- **Income before income taxes: Y18.5bn; Net income[1]: Y3.2bn; EPS[2]: Y1.01; ROE[3]: 0.5%**
  - Three segment income before income taxes increased 60% QoQ driven by improved performance in Wholesale
  - Segment Other performance worsened (1Q: Y39.6bn gain vs. 2Q: Y40.4bn loss); Booked provision of approx. Y39bn related to legacy transactions in the Americas from before the global financial crisis (2007 – 2008)
- **Three segment income before income taxes of Y57.0bn (+60% QoQ; -43% YoY)**

Retail
- Revenues roughly flat QoQ
- Brokerage commissions from sales of stocks and investment trusts slowed as retail investors took a wait-and-see approach, while recurring revenue increased on continued monthly net inflows into investment trusts and discretionary investments
  - Retail client asset as of end Sep 2021 at record high of Y128.7trn

Investment Management
- Management fee growth and record AuM of Y67.8trn at end of Sep 2021
- Investment gain/loss declined due to unrealized and realized gains (approx.Y24bn) booked in 1Q from investee company IPO not included this quarter and a reduction in American Century Investments (ACI) related gain/loss

Wholesale
- Performance improved as additional loss arising from transactions with a US client (Y65.4bn)[4] booked in 1Q not present this quarter
- Excluding the above impact, Global Markets revenue declined 11% as Fixed Income revenues slowed, while Equities increased QoQ
- Investment Banking maintained strong revenues for fourth straight quarter driven by M&A and ECM businesses

Income (loss) before income taxes and net income (loss)[1]



Firmwide
(billions of yen)
181.8
142.5
83.6
67.6
131.3
98.4
-166.1
-155.4
78.5
48.5
18.5
3.2
Income (loss) before income taxes
Net income (loss)
FY2020/21
FY2021/22
1Q
2Q
3Q
4Q
1Q
2Q



There segment income (loss) before income taxes[5]
125.1
100.4
126.7
35.6
-104.5
57.0
Wholesale
Investment Management
Retail
FY2020/21
FY2021/22
1Q
2Q
3Q
4Q
1Q
2Q

1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
4. Of Y65.4bn additional loss arising from transactions with a US client, Y56.1bn booked as trading loss in Equities revenues and Y9.3bn booked as loan loss provision in expenses.
5. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22

3

Overview of results Highlights (billions of yen, except EPS and ROE) FY2021/22 FY2021/22 QoQ YoY QoQ 2Q 1H Net revenue 318.9 -10% -14% 672.1 -19% Non-interest expenses 300.4 9% 5% 575.1 2% Income (loss) before income 18.5 -76% -78% 97.0 -63% taxes Net income (loss)1 3.2 -93% -95% 51.7 -75% EPS2 Y1.01 -94% -95% Y16.25 -76% ROE3 0.5% 3.8% 1. Net income (loss) attributable to Nomura Holdings shareholders. 4 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results

NOMURA

Net revenue and income (loss) before income taxes[1]

(billions of yen)

		FY2021/22 2Q	QoQ	YoY	FY2021/22 1H	YoY
Net revenue	Retail	85.2	0.2%	-8%	170.2	-2%
	Investment management	34.3	-46%	14%	97.8	40%
	Wholesale	172.7	30%	-22%	305.4	-35%
	Subtotal	292.2	4%	-15%	573.4	-20%
	Other*	24.8	-64%	4%	93.5	-17%
	Unrealized gain (loss) on investments in equity securities held for operating purposes	1.9	-45%	-4%	5.2	23%
	Net revenue	318.9	-10%	-14%	672.1	-19%
Income (loss) before Income taxes	Retail	17.0	-11%	-26%	36.0	-5%
	Investment Management	15.0	-67%	25%	59.9	75%
	Wholesale	25.0	-	-62%	-3.4	-
	Subtotal	57.0	60%	-43%	92.6	-59%
	Other*	-40.4	-	-	-0.8	-
	Unrealized gain (loss) on investments in equity securities held for operating purposes	1.9	-45%	-4%	5.2	23%
	Income (loss) before income taxes	18.5	-76%	-78%	97.0	-63%

*Additional information on "Other" (2Q)

- Loss related to economic hedging (Y3.8bn)
- Gain on changes to own and counterparty credit spread relating to Derivatives (Y3.8bn)
- Booked provision of approx. Y39bn related to legacy transactions in the Americas from before the global financial crisis (2007 – 2008)

1. *On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.*

5

NOMURA

Retail

Net revenue and income before income taxes

(billions of yen)

	FY2020/21			FY2021/22		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	92.8	98.2	96.8	85.0	**85.2**	0.2%	-8%
Non-interest expenses	70.0	69.8	70.7	66.0	**68.2**	3%	-3%
Income before income taxes	22.8	28.3	26.1	19.0	**17.0**	-11%	-26%

Key points

- Net revenue: Y85.2bn (+0.2% QoQ; -8% YoY)
- Income before income taxes: Y17.0bn (-11% QoQ; -26% YoY)
- Net revenue roughly flat QoQ
  - Retail clients continued to take wait-and-see approach in July and August due to uncertain outlook but returned in September; Slower sales of secondary stocks and investment trusts, increase in primary stock subscriptions
  - Recurring revenue increased driven by ongoing monthly net inflows into investment trusts and discretionary investments coupled with market factors
  - Retail client assets hit a record high

Client franchise	Sep/2Q	Jun/1Q
- Retail client assets	Y128.7trn	Y127.0trn
- Accounts with balance	5.34m	5.35m
- Net inflows of cash and securities[1]	-Y146.4bn	Y470.6bn
- Inflows of cash and securities[2]	Y975.0bn	Y978.9bn

Total sales[2]

(billions of yen)



Stocks
Bonds
Investment trusts
Discretionary investments, Insurance products
3,000
2,000
1,000
0
FY2020/21
FY2021/22
2Q
3Q
4Q
1Q
2Q

Total sales[2] declined 6% QoQ

- Stocks: +1% QoQ
  - Slower sales of foreign stocks and Japan secondary stocks, while primary stock subscriptions[3] increased significantly (Y164.0bn; 3.2x QoQ)
- Investment trusts: -18% QoQ
  - Retail clients remained on sidelines over concerns of downside risk, leading to slower sales of investment trusts and inflows concentrated on US stock investment trusts
- Bonds: Y296.1bn; -21% QoQ
  - Slowdown in JGBs for individuals weighed down sales of Japan bonds
- Sales of discretionary investments and insurance increased 7% QoQ
  - Increase in Fund Wrap contracts and insurance sales

1. *Cash and securities inflows minus outflows, excluding regional financial institutions.* 2. *Retail channels only.*
3. *Retail channels, Net & Call, Hotto Direct and Japan Wealth Management Group (included from FY2020/21 3Q).*

6

Retail: Continue to enhance quality of services

NOMURA

Recurring revenue assets and recurring revenue



(trillions of yen)
(billions of yen)
Recurring revenue assets
Recurring revenue (rhs)
20.0
15.0
10.0
5.0
0.0
30.0
20.0
10.0
0.0
16.9
17.8
18.2
19.1
19.5
21.2
22.0
23.2
25.2
27.2
FY2020/21
FY2021/22
Sep/2Q
Dec/3Q
Mar/4Q
Jun/1Q
Sep/2Q

	Sep/2Q	Jun/1Q
■ Ongoing monthly net inflows into investment trusts and discretionary investments, recurring revenue assets and recurring revenue at record high (recurring revenue cost coverage ratio increased to 40%)		
– Recurring revenue assets	Y19.5trn	Y19.1trn
– Recurring revenue	Y27.2bn	Y25.2bn
– Investment trust net inflows[1]	Y78.1bn	Y89.2bn
– Discretionary investment net inflows[1]	Y90.2bn	Y78.5bn
■ Real estate business and annuities lifted consulting-related revenue		
– Consulting-related revenue	Y4.5bn	Y3.8bn
■ Made progress in building organization for hybrid services, and number of active clients trended in line with same quarter last year which included a high profile primary offering		

Consulting-related revenue



(billions of yen)
5.0
4.0
3.0
2.0
1.0
0.0
3.9
3.5
4.4
3.8
4.5
FY2020/21
FY2021/22
2Q
3Q
4Q
1Q
2Q

Number of active clients[2]



(thousands of accounts)
FY2020/21
FY2021/22
1,200
1,000
800
600
400
200
499
465
717
704
887
1,019
Jun
Sep
Dec
Mar

1. *Retail channels and Japan Wealth Management Group.*
2. *Number of clients who transacted at least once since April 1 (accumulated).*

7

Investment Management

NOMURA

Net revenue and income before income taxes[1]

(billions of yen)	FY2020/21			FY2021/22		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Business revenue[2]	27.3	28.8	29.9	28.0	**29.3**	4%	7%
Investment gain/loss[3]	2.8	10.6	24.2	35.5	**5.1**	-86%	82%
Net revenue	30.1	39.4	54.0	63.5	**34.3**	-46%	14%
Non-interest expenses	18.0	17.8	18.8	18.6	**19.3**	4%	7%
Income before income taxes	12.1	21.5	35.2	44.9	**15.0**	-67%	25%

Key points

- Net revenue: Y34.3bn (-46% QoQ; +14% YoY)
- Income before income taxes: Y15.0bn (-67% QoQ; +25% YoY)
  - Business revenue: Higher management fees with continued inflows globally and assets under management at record high
  - Investment gain/loss: Declined from last quarter which included strong contribution from unrealized and realized gains (approx.Y24bn) from listing of Nomura Capital Partners investee company and American Century Investments (ACI) related gain/loss (1Q: Y12.9bn; 2Q: Y5.0bn)

Assets under management (net)[4]



(trillions of yen)
Investment advisory and international businesses, etc
Investment trust business
55.7
15.7
40.0
61.2
17.3
43.9
64.7
17.8
46.9
65.8
18.1
47.6
67.8
19.1
48.7
FY2020/21
FY2021/22
Sep
Dec
Mar
Jun
Sep

AuM growth driven by continued inflows

- **Investment trust business**
  - Continued marketing efforts for distributors such as online teach-ins and seminars; Reported inflows in the bank channel into global balanced and ESG products
  - Ongoing inflows into defined contribution (DC) funds (Sep: Y1.7trn; Market share[5]: 20%)
  - ETF AuM at record high (Sep: Y27.7trn; Market share[6]: 44%)
- **Investment advisory and international businesses, etc.**
  - Japan booked inflows into yen bond fund by pubic pension plan
  - Further international inflows; Strong flows into high yield products and UCITS[7] bond funds

1. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22 2. Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses, but excludes investment gains/losses 3. Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, limited partner investment stakes and general partner investment stakes in private equity and other investment businesses, and Mebuki Financial Group investment gain/loss. 4. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory 5. Nomura, based on published data 6. Source: The Investment Trust Association 7. Undertakings for Collective Investment in Transferable Securities (UCITS) compliant fund.

8

NOMURA

Investment Management: Steady growth in international AuM

Flow of funds[1]



(billions of yen)
Investment advisory and international businesses, etc.
Investment trust business
1,500
1,000
500
0
-500
-1,000
1,266
678
588
563
-633
-70
393
-765
-373
474
346
128
1,039
772
267
FY2020/21
FY2021/22
2Q
3Q
4Q
1Q
2Q

Flow of funds in investment trust business[1]



(billions of yen)
Investment trust business (excl. ETFs)
MRF etc.
Other investment trusts (excl. ETFs)
ETF
1,000
500
0
-500
618
-55
385
203
125
268
2
344
296
-28
FY2020/21
FY2021/22
2Q
3Q
4Q
1Q
2Q

Inflows lifting international AuM[2]

- ✓ Inflows of approx.Y1trn over past year driven by Global Dynamic Bond Fund (approx.Y260bn) and NCRAM high yield fund (approx.Y220bn)
- ✓ Recognition of investment performance driving strong sales; NCRAM won Asia Asset Management 2021 Best of the Best Award, while Global Dynamic Bond Fund won Alpha Manager Awards 2020 from FE fundinfo



(trillions of yen)
AuM up Y2.5trn in past year, approx.Y1trn of which from inflows
7.1
8.0
8.8
9.2
9.6
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21

Steady growth in alternative AuM[3]



(billions of yen)
800
600
400
200
0
433
499
561
634
690
FY2020/21
FY2021/22
Sep
Dec
Mar
Jun
Sep

1. *Based on assets under management (net).* 2. *Total of Nomura Asset Management and NCRAM*
3. *Total of Nomura Asset Management alternative AuM and third party investments related to Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory*

9

Wholesale

NOMURA

Net revenue and income (loss) before income taxes[2]

(billions of yen)	FY2020/21			FY2021/22		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Global Markets	192.3	187.5	-36.8	97.2	**137.2**	41%	-29%
Investment Banking	28.1	35.6	36.1	35.5	**35.4**	-0.3%	26%
Net revenue	220.3	223.1	-0.8	132.8	**172.7**	30%	-22%
Non-interest expenses	154.8	146.3	165.2	161.1	**147.7**	-8%	-5%
Income (loss) before income taxes	65.5	76.9	-165.9	-28.4	**25.0**	-	-62%
CIR	*70%*	*66%*	-	*121%*	***86%***		
Revenue/modified RWA[1]	*8.5%*	*8.9%*	-	*4.9%*	***7.1%***		

Net revenue by region



(billions of yen)
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
-100.0
-150.0
95.2
33.5
33.0
58.6
80.5
35.8
40.7
66.1
37.2
35.2
52.9
-126.0
18.0
37.8
27.6
49.4
68.6
22.6
31.4
50.0
Americas
EMEA
AEJ
Japan
FY2020/21
FY2021/22
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y172.7bn (+30% QoQ; -22% YoY)
- Income before income taxes: Y25.0bn (-62% YoY)
  - Performance improved QoQ: Additional loss arising from transactions with a US client booked in 1Q not present this quarter (Y65.4bn, of which Y56.1bn booked as trading loss in Equities and Y9.3bn recognized in expenses as loan-loss provision)
  - Global Markets net revenue excluding the trading loss declined 11% QoQ; Fixed Income revenues slowed due mainly to Rates slowdown, while Equities reported stronger revenues QoQ
  - Investment Banking revenues remained strong for the fourth straight quarter driven by M&A and ECM

Net revenue by region (QoQ; YoY)

- Americas: Y68.6bn (3.8x; -28%)
  - In Equities, 1Q loss arising from transactions with a US client not present this quarter
  - Fixed Income declined QoQ on slowdown in Rates
- Japan: Y50.0bn (+1%; -15%)
  - Equities and Investment Banking offset slowdown in Fixed Income
- AEJ: Y31.4bn (+14%; -5%)
  - Fixed Income revenues increased driven by Credit, while Equities and Investment Banking revenues also grew QoQ
- EMEA: Y22.6bn (-40%; -32%)
  - Fixed Income revenues declined mainly in Rates and Securitized Products

1. *Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target.*
2. *Booked loss arising from transactions with a US client of Y245.7bn (Y204.2bn trading loss, Y41.6bn loan-loss provision) in FY2020/21 4Q and Y65.4bn (Y56.1bn trading loss, Y9.3bn loan-loss provision) in FY2021/22 1Q.*

10

NOMURA

Wholesale: Global Markets

Net revenue


(billions of yen)
192.3
87.6
104.6
187.5
89.4
98.1
-36.8
84.3
-121.1
97.2
9.1
88.1
137.2
66.5
70.7
QoQ
41%
YoY
-29%
Equities
Fixed Income
FY2020/21
FY2021/22
2Q
3Q
4Q
1Q
2Q

FY2021/22 2Q net revenue by region


YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
-
-
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

- Net revenue: Y137.2bn (+41% QoQ; -29% YoY)
  - Macro uncertainty and muted client activity led to a slowdown in Fixed Income particularly in Rates; Equities revenue increased QoQ as the loss (Y56.1bn) arising from transactions with a US client booked in 1Q was no longer present and performance in both Japan and AEJ improved

Fixed Income

- Net revenue: Y70.7bn (-20% QoQ; -32% YoY)
  - Credit delivered robust performance, but Fixed Income revenues declined QoQ on softer client activity in macro products such as Rates and FX/EM

Equities

- Net revenue: Y66.5bn (7.3x QoQ; -24% YoY)
  - In Derivatives, the loss arising from transactions with a US client was no longer present and Americas, Japan and AEJ booked solid revenues; Cash revenues were flat QoQ

- Americas: Fixed Income saw robust performance in Securitized Products driven by investor appetite for yield, while Agency Mortgages revenues slowed from the strong previous quarter; In Equities, Cash and Derivatives had a solid quarter
- EMEA: In Fixed Income, Rates slowed on lower activity including in sovereign new issuance, partly due to seasonal factors; Cash Equities delivered robust performance
- AEJ: Fixed Income revenues grew driven by Credit and performance in FX/EM was flat; In Equities both Cash and Derivatives booked stronger revenues
- Japan: In Fixed Income, Credit was solid but Rates slowed; In Equities, Cash had a good quarter and Derivatives revenues remained solid

11

Wholesale: Investment Banking

NOMURA

Cross-border
Sustainability-related

Net revenue



(billions of yen)
28.1
35.6
36.1
35.5
35.4
QoQ
-0.3%
YoY
+26%
FY2020/21
FY2021/22
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y35.4bn (-0.3% QoQ; +26% YoY)
  - Maintained strong momentum for fourth straight quarter booking strongest 2Q revenues since FY2016/17 when comparisons possible
  - Revenues driven by M&A on the back of growth in sustainability-related business and by cross-border mandates; ECM had a strong quarter

Japan: Stronger revenues QoQ and YoY
  - Strong ECM performance: Executed several global transactions and Solutions business supported various financing needs

International: Revenues down QoQ but up YoY
  - Americas M&A maintained strong momentum for third consecutive quarter, while progress in collaboration with Wolfe Research contributed to ECM revenues
  - EMEA revenues declined QoQ, but M&A remained strong
  - AEJ revenues increased QoQ driven by ALF

Collaborated globally to win multiple cross-border mandates

Advisory

- Maintained strong momentum particularly in international business
- Supported several sustainability-related transactions and Nomura Greentech announced first Japan-related deal

JERA's acquisition of stake in Aboitiz Power (Philippines) (PHP80.1bn≒$1.6bn)	NEC's sale of NEC Energy Solutions(US) to LG Energy Solution(Korea) (Undisclosed)	Grifols' (Spain) acquisition of stakes in Biotest (Germany) and Tiancheng Germany Pharma (Germany) (€1.2bn)
Sale of Inspire Energy Capital(US) to Shell New Energies US(US) of Royal Dutch Shell (Netherland) (Undisclosed)	Abu Dhabi Investment Authority's (UAE), with SSE (UK), joint sale of Scotia Gas Networks(UK) (£1.2bn)	BC Partners' (UK) sale of CeramTec(Germany) to CPP Investment (Luxembourg) (€800m)

Financing

- Supported various transactions to meet the increasingly diverse funding needs of our clients
- Won several high profile public offering mandates in Japan to take #1 spot on Japan-related ECM league table[1]

ECM: West Japan Railway Global PO (Y263.1bn)	ECM: Showa Denko Global PO (Y86.7bn)	ECM / Wolfe[2]: Thoughtworks(US) IPO ($890m)
ECM: CarTrade Tech(India) IPO (INR30.0bn≒$404m)	DCM: East Japan Railway EUR / GBP denominated bond (€1.2bn/£300m)	DCM: IADB (US) Sustainable development bond ($3.0bn)
ALF: Loan refinancing on Leonard Green & Partners' (US) acquisition of Pro Mach(US) ($2.0bn)	ALF: Financing on Baring Private Equity Asia's (Hong Kong) acquisition of Straive (Singapore) ($500m)	ECM: Yamaha Motor Secondary ABB (Y47.8bn)

1. Jan 1, 2021 – Sep 30, 2021 and April 1, 2021 – Sep 30, 2021 (source: Refinitiv)
2. In collaboration with Wolfe Research

12

Non-interest expenses Full year Quarter Key points (billions of yen) (billions of yen) Non-interest expenses: Y300.4bn (+9% QoQ) 1,500 400—Compensation and benefits (-5% QoQ) 336.1 Other 1,171.2    Bonus provisions declined in line with 285.4 300.4 pay for performance 1,039.6 270.8 274.7 300 Business development 1,000 expenses—Other expenses (+59% QoQ) Occupancy and related 200 depreciation 1Q loan-loss provision (Y9.3bn) arising Information processing from transactions with a US client not and communications 500 present this quarter Commissions and floor 100 Booked provision of approx. Y39bn in    brokerage 2Q related to legacy transactions in the Compensation and Americas from before the global benefits 0 0 financial crisis (2007—2008) FY2020/21 FY2021/22 FY2019/20 FY2020/21 QoQ 2Q 3Q 4Q 1Q 2Q Compensation and benefits 479.4 507.9 137.0 136.8 95.8 135.6 129.2 -4.7% Commissions and floor brokerage 106.1 111.6 27.7 26.3 29.0 26.8 27.4 2.2% Information processing and communications 170.3 178.8 42.6 43.5 49.5 44.1 45.1 2.4% Occupancy and related depreciation 73.0 72.4 19.1 18.1 18.1 16.7 17.8 6.8% Business development expenses 31.9 13.5 3.6 3.4 3.7 3.3 3.9 18.5% Other 178.8 287.0 55.4 42.6 140.0 48.2 76.9 59.4% Total 1,039.6 1,171.2 285.4 270.8 336.1 274.7 300.4 9.3% 13

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2021	Jun 2021	Sep 2021
■ Total assets	Y42.5trn	Y41.8trn	Y43.3trn
■ Shareholders' equity	Y2.7trn	Y2.7trn	Y2.7trn
■ Gross leverage	15.8x	15.3x	15.9x
Net leverage[1]	9.8x	9.4x	10.0x
■ Level 3 assets[2] (net)	Y0.6trn	Y0.6trn	Y0.7trn
■ Liquidity portfolio	Y5.7trn	Y6.9trn	Y7.0trn

(billions of yen) Basel 3 basis	Mar 2021	Jun 2021	Sep 2021[2]
Tier 1 capital	2,841	2,987	2,980
Tier 2 capital	5	5	5
Total capital	2,845	2,992	2,985
RWA	15,951	14,715	14,737
Tier 1 capital ratio	17.8%	20.2%	20.2%
CET 1 capital ratio[3]	15.8%	17.7%	17.6%
Consolidated capital adequacy ratio	17.8%	20.3%	20.2%
Consolidated leverage ratio[4]	5.63%	6.03%	5.88%
HQLA[5]	Y5.4trn	Y5.5trn	Y6.0trn
LCR[5]	192.4%	216.0%	272.8%
TLAC ratio (RWA basis)	23.0%	26.0%	29.3%
TLAC ratio (Total exposure basis)	8.24%	8.65%	9.41%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
16.8%
17.6%
15.8%
17.7%
17.6%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2020/21
FY2021/22
Sep
Dec
Mar
Jun
Sep

Level 3 assets[2] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital (rhs)
1,000
800
600
400
200
0
16%
17%
20%
21%
22%
30%
20%
10%
0%
FY2020/21
FY2021/22
Sep
Dec
Mar
Jun
Sep

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
2. *September 2021 is preliminary.*
3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
4. *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
5. *Daily average for each quarter.*

14

Funding and liquidity Balance sheet Balance sheet structure (As of September 2021)    Highly liquid, healthy balance sheet Assets Liabilities and equity Unsecured funding2 structure —74% of assets are highly liquid    76% of unsecured funding is long-term trading and related assets that are debt marked-to-market and matched to    Diversified sources of funding trading and related liabilities through repos etc. (regionally and Short-term debt Trading liabilities by currency) 21% and related1—Other assets are funded by equity Trading assets Long-term debt due and long-term debt, ensuring and related1 within 1yr, 3% structural stability International Bank 33% Loans lending market Long-term Liquidity portfolio2 Other liabilities debt, 76% Euro MTN/Yen, Short-term borrowings Average Retail retail bonds, etc. maturity market Japan    Liquidity portfolio: Cash and cash deposits Long-term 3 borrowings 5.2 years 67% Euro —Y7.0trn, or 16% of total assets—Maintain a high quality liquidity Other assets Total equity MTN/Other, Wholesale wholesale market portfolio surplus without the need bonds, etc. for additional unsecured funding Breakdown of Long-term Funding of over a certain period short-term/long- debt by long-term term debt region debt 1. Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc. 2. Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds. 15 3. Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Financial Supplement

Consolidated balance sheet Consolidated balance sheet (billions of yen) Mar 31, Sep 30, Increase Mar 31, Sep 30, Increase 2021 2021 (Decrease) 2021 2021 (Decrease) Assets Liabilities Total cash and cash deposits 4,165 4,491 327 Short-term borrowings 1,368 1,189 -179 Total payables and deposits 4,571 4,727 156 Total loans and receivables 4,142 4,329 187 Total collateralized financing 15,134 15,360 226 Trading liabilities 9,473 9,646 173 Total collateralized agreements 16,039 15,931 -108 Other liabilities 1,239 928 -311 Long-term borrowings 7,975 8,696 721 Total trading assets and private 15,738 16,411 673 Total liabilities 39,760 40,545 785 equity investments1 Total other assets1 2,432 2,183 -249 Equity Total NHI shareholders’ equity 2,695 2,734 39 Noncontrolling interest 62 68 6 Total assets 42,516 43,347 830 Total liabilities and equity 42,516 43,347 830 17 1. Including securities pledged as collateral.

Value at risk    Definition From April 1, 2021, to September 30, 2021 (billions of yen) 99% confidence level Maximum: 89.7 1-day time horizon for outstanding portfolio Minimum: 4.8 Inter-product price fluctuations considered Average: 10.8 (billions of yen) FY2019/20 FY2020/21 FY2020/21 FY2021/22 Mar Mar Sep Dec Mar Jun Sep Equity 8.9 93.4 3.4 3.1 93.4 3.6 3.8 Interest rate 22.4 8.6 12.0 8.5 8.6 3.8 4.7 Foreign exchange 5.1 4.2 6.1 4.2 4.2 2.3 1.3 Sub-total 36.3 106.2 21.5 15.8 106.2 9.7 9.8 Diversification benefit -11.0 -12.8 -7.8 -6.1 -12.8 -3.9 -4.5 VaR 25.3 93.4 13.7 9.7 93.4 5.8 5.3 18

Consolidated financial highlights Full year Quarter (billions of yen) (billions of yen) 300 10% 200 20% 217.0 15.6% 8.2% 15.1% Net income (loss) attributable to Nomura 153.1 5.7% 98.4 Holdings, Inc. (“NHI”) 100 10% 150 5% 67.6 7.1% shareholders 5.7% 48.5 3.8% 3.2 0 0% 0 0% ROE (%) -150 -100 -155.4 -300 -200 FY2020/21 FY2021/22 FY2019/20 FY2020/21 2Q 3Q 4Q 1Q 2Q Net revenue 1,287.8 1,401.9 369.0 402.1 170.0 353.3 318.9 Income (loss) before income taxes 248.3 230.7 83.6 131.3 -166.1 78.5 18.5 Net income (loss) attributable to Nomura 217.0 153.1 67.6 98.4 -155.4 48.5 3.2 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 2,653.5 2,694.9 2,731.4 2,793.6 2,694.9 2,739.2 2,734.1 ROE (%)1 8.2% 5.7% 15.6% 15.1% 5.7% 7.1% 3.8% Basic-Net income (loss) attributable to NHI 67.76 50.11 22.13 32.16 -50.77 16.12 1.04 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 66.20 48.63 21.52 31.16 -50.78 15.59 1.01 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 873.26 879.79 893.25 913.16 879.79 885.42 883.46 19 1. Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income Full year Quarter (billions of yen) FY2020/21 FY2021/22 FY2019/20 FY2020/21 2Q 3Q 4Q 1Q 2Q Revenue Commissions 308.8 376.9 92.3 96.7 102.4 82.9 91.6 Fees from investment banking 103.2 108.7 27.0 36.1 34.7 35.7 33.9 Asset management and portfolio service fees 238.2 230.0 57.4 58.6 60.3 64.0 67.2 Net gain on trading 356.6 310.0 131.5 136.4 -96.9 52.0 91.1 Gain (loss) on private equity investments -0.1 12.7 1.8 1.4 8.5 26.0 0.5 Interest and dividends 794.5 356.5 82.5 89.6 77.8 64.5 69.9 Gain (loss) on investments in equity securities -14.7 14.1 1.9 3.5 5.1 3.5 2.1 Other 166.0 208.3 24.9 33.5 36.0 76.6 22.9 Total revenue 1,952.5 1,617.2 419.3 455.9 228.0 405.2 379.2 Interest expense 664.7 215.4 50.3 53.8 57.9 51.9 60.3 Net revenue 1,287.8 1,401.9 369.0 402.1 170.0 353.3 318.9 Non-interest expenses 1,039.6 1,171.2 285.4 270.8 336.1 274.7 300.4 Income (loss) before income taxes 248.3 230.7 83.6 131.3 -166.1 78.5 18.5 Net income (loss) attributable to NHI shareholders 217.0 153.1 67.6 98.4 -155.4 48.5 3.2 20

Main revenue items Full year Quarter (billions of yen) FY2020/21 FY2021/22 FY2019/20 FY2020/21 2Q 3Q 4Q 1Q 2Q Stock brokerage commissions 196.5 262.3 61.0 65.5 72.8 58.2 67.7 Commissions Other brokerage commissions 14.4 14.3 2.9 3.4 3.6 3.7 4.0 Commissions for distribution of investment trusts 66.7 68.8 19.3 18.1 17.4 14.4 11.2 Other 31.2 31.6 9.1 9.6 8.6 6.6 8.8 Total 308.8 376.9 92.3 96.7 102.4 82.9 91.6 Equity underwriting and distribution 14.0 30.6 10.5 10.4 8.2 10.0 10.3 Bond underwriting and distribution 25.5 23.1 5.7 6.4 7.7 7.3 6.1 Fees from M&A / Financial advisory fees 41.6 37.8 6.7 13.7 12.6 13.1 13.7 investment banking Other 22.1 17.2 4.1 5.6 6.2 5.3 3.8 Total 103.2 108.7 27.0 36.1 34.7 35.7 33.9 Asset management fees 159.5 150.2 37.6 37.2 40.2 40.6 42.0 Asset management Administration fees 62.6 63.2 15.7 17.2 15.8 18.9 20.4 and portfolio service Custodial fees 16.1 16.6 4.1 4.2 4.4 4.6 4.8 fees Total 238.2 230.0 57.4 58.6 60.3 64.0 67.2 21

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2019/20	FY2020/21	FY2020/21			FY2021/22	
			2Q	3Q	4Q	1Q	2Q
Retail	49.4	92.3	22.8	28.3	26.1	19.0	**17.0**
Investment Management	33.6	91.0	12.1	21.5	35.2	44.9	**15.0**
Wholesale	92.2	64.3	65.5	76.9	-165.9	-28.4	**25.0**
Three business segments total	175.2	247.6	100.4	126.7	-104.5	35.6	**57.0**
Other	94.4	-28.5	-18.7	2.0	-66.2	39.6	**-40.4**
Segments total	269.6	219.1	81.7	128.7	-170.7	75.2	**16.6**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-21.3	11.5	2.0	2.6	4.6	3.4	**1.9**
Income (loss) before income taxes	248.3	230.7	83.6	131.3	-166.1	78.5	**18.5**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)	Full year		Quarter				
	FY2019/20	FY2020/21	FY2020/21			FY2021/22	
			2Q	3Q	4Q	1Q	2Q
Americas	7.4	-77.0	39.2	47.6	-203.7	-36.6	**-17.2**
Europe	-14.1	14.3	-8.4	-2.1	9.8	-5.3	**-8.9**
Asia and Oceania	19.8	49.2	12.7	14.0	13.2	6.6	**7.1**
Subtotal	13.1	-13.5	43.4	59.5	-180.6	-35.3	**-19.0**
Japan	235.2	244.1	40.2	71.8	14.5	113.8	**37.5**
Income (loss) before income t	248.3	230.7	83.6	131.3	-166.1	78.5	**18.5**

1. *On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22.*
2. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended September 30, 2021). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

Segment “Other” Income (loss) before income taxes1 Full year Quarter (billions of yen) 150 100 94.4 50 39.6 2.0 0 -18.7 -28.5 -50 -40.4 -66.2 -100 FY2020/21 FY2021/22 FY2019/20 FY2020/21 2Q 3Q 4Q 1Q 2Q Net gain (loss) related to economic 17.5 -11.5 -5.0 1.4 -13.5 3.4 -3.8 hedging transactions Realized gain (loss) on investments in equity 6.6 1.7 0.1 0.7 0.2 0.2 0.0 securities held for operating purposes Equity in earnings of affiliates 35.0 -16.4 5.3 10.4 -38.7 9.6 5.6 Corporate items -22.2 5.0 -16.0 -15.1 -9.1 -9.3 -45.6 Others 57.5 -7.3 -3.1 4.5 -5.2 35.6 3.4 Income (loss) before income taxes 94.4 -28.5 -18.7 2.0 -66.2 39.6 -40.4 1. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for 23 FY2021/22.

Retail related data (1)

NOMURA

(billions of yen)

	Full year		Quarter						
	FY2019/20	FY2020/21	FY2020/21			FY2021/22		QoQ	YoY
			2Q	3Q	4Q	1Q	2Q		
Commissions	153.2	187.7	46.6	49.3	51.0	38.6	**35.6**	**-7.6%**	**-23.6%**
Of which, stock brokerage commission	61.2	92.6	20.2	24.8	25.9	17.8	**17.6**	**-1.3%**	**-13.1%**
Of which, commissions for distribution of investment trusts	66.9	68.4	19.6	18.9	16.0	14.4	**11.1**	**-22.6%**	**-43.2%**
Sales credit	56.8	58.4	14.4	15.8	14.1	11.6	**11.9**	**2.3%**	**-17.9%**
Fees from investment banking and other	23.2	20.4	6.8	6.1	5.0	4.6	**5.6**	**21.2%**	**-18.3%**
Investment trust administration fees and other	92.1	89.0	21.8	22.7	24.0	26.2	**28.0**	**6.6%**	**28.6%**
Net interest revenue	11.1	13.4	3.1	4.4	2.7	4.0	**4.2**	**4.1%**	**32.5%**
Net revenue	336.4	368.8	92.8	98.2	96.8	85.0	**85.2**	**0.2%**	**-8.2%**
Non-interest expenses	286.9	276.5	70.0	69.8	70.7	66.0	**68.2**	**3.4%**	**-2.5%**
Income before income taxes	49.4	92.3	22.8	28.3	26.1	19.0	**17.0**	**-10.7%**	**-25.6%**
Domestic distribution volume of investment trusts[1]	2,932.1	2,965.5	799.8	782.0	767.0	634.5	**532.1**	**-16.1%**	**-33.5%**
Stock investment trusts	2,519.3	2,647.3	718.8	696.4	698.2	588.1	**477.9**	**-18.7%**	**-33.5%**
Foreign investment trusts	412.8	318.2	81.0	85.6	68.7	46.4	**54.2**	**16.7%**	**-33.1%**
Other									
Accumulated value of annuity insurance policies	3,453.7	3,610.2	3,506.9	3,560.7	3,610.2	3,661.3	**3,723.3**	**1.7%**	**6.2%**
Sales of JGBs for individual investors (transaction base)	1,146.9	486.6	135.0	177.3	169.2	159.7	**101.1**	**-36.7%**	**-25.1%**
Retail foreign currency bond sales	841.4	728.3	161.8	185.7	236.0	170.2	**167.9**	**-1.3%**	**3.8%**

1. *Including former Net & Call.*

24

Retail related data (2) Retail client assets (trillions of yen) 121.0 126.6 127.0 128.7 140 Other 126.6 115.2 120 Foreign investment 104.0 trusts 100 Bond investment trusts 80 Stock investment trusts 60 Domestic Bonds 40 Foreign currency bonds 20 Equities 0 FY2019/20 FY2020/21 FY2020/21 FY2021/22 Mar Mar Sep Dec Mar Jun Sep Equities 62.7 82.3 72.8 77.2 82.3 82.6 84.1 Foreign currency bonds 5.8 5.4 5.5 5.5 5.4 5.3 5.3 Domestic bonds1 12.6 12.7 12.5 12.5 12.7 12.6 12.6 Stock investment trusts 7.6 10.2 9.0 9.7 10.2 10.9 10.9 Bond investment trusts 7.2 8.0 7.5 8.0 8.0 7.8 7.8 Foreign investment trusts 1.0 1.1 1.1 1.0 1.1 1.1 1.2 Other2 7.0 6.9 6.9 7.1 6.9 6.7 6.9 Total 104.0 126.6 115.2 121.0 126.6 127.0 128.7 25 1. Including CBs and warrants. 2.                Including annuity insurance.

Retail related data (3) Net inflows of cash and securities1 Full year Quarter (billions of yen) (billions of yen) 1,200 1,200 888 900 900 600 600 471 344 315 300 300 0 0 -300 -300 -195 -146 -429 -600 -600 FY2020/21 FY2021/22 FY2019/20 FY2020/21 2Q 3Q 4Q 1Q 2Q 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 26

Retail related data (4) Number of accounts (thousands) FY2019/20 FY2020/21 FY2020/21 FY2021/22 Mar Mar Sep Dec Mar Jun Sep Accounts with balance 5,319 5,329 5,323 5,333 5,329 5,348 5,342 Equity holding accounts 2,920 2,927 2,952 2,939 2,927 2,924 2,923 NISA accounts opened (accumulated)1 1,737 1,791 1,753 1,761 1,791 1,820 1,828 Online service accounts 4,703 4,895 4,766 4,818 4,895 4,966 5,004 New Individual accounts / IT share2 Full year Quarter (thousands) FY2020/21 FY2021/22 FY2019/20 FY2020/21 2Q 3Q 4Q 1Q 2Q New individual accounts 203 203 48 51 62 51 50 IT share2 No. of orders 79% 80% 80% 78% 81% 82% 84% Transaction value 54% 53% 51% 50% 54% 58% 59% 1. Including Junior NISA. 27 2. Ratio of cash stocks traded via former Home trade.

Investment Management related data (1) Full year1 Quarter1 FY2020/21 FY2021/22 (billions of yen) FY2019/20 FY2020/21 QoQ YoY 2Q 3Q 4Q 1Q 2Q    Business revenue 121.5 111.9 27.3 28.8 29.9 28.0 29.3 4.4% 7.2%    Investment gain/loss -13.6 51.2 2.8 10.6 24.2 35.5 5.1 -85.7% 82.3% Net revenue 107.9 163.1 30.1 39.4 54.0 63.5 34.3 -45.9% 14.2% Non-interest expenses 74.4 72.1 18.0 17.8 18.8 18.6 19.3 3.9% 7.1% Income (loss) before income taxes 33.6 91.0 12.1 21.5 35.2 44.9 15.0 -66.5% 24.7% Assets under management by company (trillions of yen) FY2019/20 FY2020/21 FY2020/21 FY2021/22 Mar Mar Sep Dec Mar Jun Sep Nomura Asset Management 50.6 66.2 57.0 62.7 66.2 67.3 69.3 Nomura Corporate Research and Asset 2.5 3.3 3.1 3.2 3.3 3.5 3.8 Management, etc. Assets under management (gross)2 53.2 69.5 60.1 65.9 69.5 70.8 73.1    Group company overlap 3.9 4.8 4.4 4.6 4.8 5.0 5.4 Assets under management (net)3 49.3 64.7 55.7 61.2 64.7 65.8 67.8 1. On April 1, 2021, Asset Management and Merchant Banking were dissolved and Investment Management newly established. As a result, historical figures have been reclassified in line with the disclosure format for FY2021/22. 2. Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory.    28 3. Net after deducting duplications from assets under management (gross).

Investment Management related data (2) Asset inflows/outflows by business1 Full year Quarter FY2020/21 FY2021/22 (billions of yen) FY2019/20 FY2020/21 2Q 3Q 4Q 1Q 2Q Investment trusts business 1,788 2,753 563 588 393 346 267    of which ETFs 2,133 2,241 618 203 268 344 -28 Investment advisory and 302 -883 -633 678 -765 128 772 international businesses Total net asset inflow 2,090 1,870 -70 1,266 -373 474 1,039 Domestic public investment trust market and Nomura Asset Management market share2 FY2019/20 FY2020/21 FY2020/21 FY2021/22 (trillions of yen) Mar Mar Sep Dec Mar Jun Sep Domestic public investment trusts Market 106.4 151.0 126.5 139.4 151.0 156.7 160.4 Nomura Asset Management share (%) 28% 28% 28% 28% 28% 27% 27% Domestic public stock investment trusts Market 93.9 136.2 113.5 125.2 136.2 142.2 145.9 Nomura Asset Management share (%) 26% 26% 26% 27% 26% 26% 26% Domestic public bond investment trusts Market 12.5 14.8 13.0 14.3 14.8 14.5 14.6 Nomura Asset Management share (%) 44% 44% 44% 44% 44% 44% 44% ETF Market 37.6 60.6 47.9 54.8 60.6 61.2 63.4 Nomura Asset Management share (%) 45% 44% 45% 45% 44% 44% 44% 1. Based on assets under management (net).                29 2. Source Investment Trusts Association, Japan.

Wholesale related data Full year Quarter (billions of yen) FY2020/21 FY2021/22 FY2019/20 FY2020/21 QoQ YoY 2Q 3Q 4Q 1Q 2Q Net revenue 648.6 691.4 220.3 223.1 -0.8 132.8 172.7 30.0% -21.6% Non-interest expenses 556.4 627.1 154.8 146.3 165.2 161.1 147.7 -8.3% -4.6% Income (loss) before income taxes 92.2 64.3 65.5 76.9 -165.9 -28.4 25.0—-61.9% Breakdown of Wholesale revenues Full year Quarter (billions of yen) FY2020/21 FY2021/22 FY2019/20 FY2020/21 QoQ YoY 2Q 3Q 4Q 1Q 2Q Fixed Income 337.5 441.9 104.6 98.1 84.3 88.1 70.7 -19.7% -32.4% Equities 225.4 133.6 87.6 89.4 -121.1 9.1 66.5 7.3x -24.1% Global Markets 562.9 575.5 192.3 187.5 -36.8 97.2 137.2 41.1% -28.6% Investment Banking 85.7 115.8 28.1 35.6 36.1 35.5 35.4 -0.3% 26.3% Net revenue 648.6 691.4 220.3 223.1 -0.8 132.8 172.7 30.0% -21.6% 30

Number of employees FY2019/20 FY2020/21 FY2020/21 FY2021/22 Mar Mar Sep Dec Mar Jun Sep Japan 15,748 15,330 15,807 15,701 15,330 15,556 15,393 Europe 2,691 2,769 2,765 2,751 2,769 2,779 2,811 Americas 2,120 2,152 2,157 2,158 2,152 2,116 2,171 Asia and Oceania1 6,070 6,151 6,140 6,146 6,151 6,196 6,216 Total 26,629 26,402 26,869 26,756 26,402 26,647 26,591 31 1. Includes Powai office in India.

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